GRUPO CARSO, S.A. DE C.V.

April 29th., 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Wash...
U.S.A

02028771

SUPPL

Reference. Grupo Carso, S.A. de C.V.
File Number 82 - 3175

Enclosed, find the unaudited consolidated and non consolidated financial statements as of march 31, 2002 and 2001 for GRUPO CARSO, S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

STOCK EXCHANGE CODE: **GCARSO**

GRUPO CARSO, S.A. DE C.V.

Quarter: **1** Year: **2002**

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	TOTAL ASSETS	64,342,665	100	87,439,386	100
2	CURRENT ASSETS	23,534,668	37	34,056,863	39
3	CASH AND SHORT-TERM INVESTMENTS	4,607,919	7	5,488,582	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	8,204,610	13	7,904,942	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,288,280	2	10,400,525	12
6	INVENTORIES	9,187,988	14	10,171,335	12
7	OTHER CURRENT ASSETS	245,871	0	91,479	0
8	LONG-TERM	2,209,459	3	4,480,049	5
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	95,060	0	149,819	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,472,858	2	1,457,846	2
11	OTHER INVESTMENTS	641,541	1	2,872,384	3
12	PROPERTY, PLANT AND EQUIPMENT	33,535,457	52	34,500,390	39
13	PROPERTY	24,179,674	38	23,731,787	27
14	MACHINERY AND INDUSTRIAL	28,875,084	45	29,859,430	34
15	OTHER EQUIPMENT	4,280,215	7	4,227,568	5
16	ACCUMULATED DEPRECIATION	25,744,475	40	25,647,433	29
17	CONSTRUCTION IN PROGRESS	1,944,959	3	2,329,038	3
18	DEFERRED ASSETS (NET)	4,573,681	7	13,515,521	15
19	OTHER ASSETS	489,400	1	886,563	1
20	TOTAL LIABILITIES	38,686,548	100	53,106,959	100
21	CURRENT LIABILITIES	17,433,423	45	30,588,094	58
22	SUPPLIERS	3,222,707	8	3,390,311	6
23	BANK LOANS	6,520,591	17	7,967,566	15
24	STOCK MARKET LOANS	3,359,357	9	8,407,417	16
25	TAXES TO BE PAID	719,049	2	914,471	2
26	OTHER CURRENT LIABILITIES	3,611,719	9	9,908,329	19
27	LONG-TERM LIABILITIES	12,176,710	31	13,347,581	25
28	BANK LOANS	12,158,454	31	8,416,909	16
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	18,256	0	4,930,672	9
31	DEFERRED LOANS	8,939,100	23	8,961,830	17
32	OTHER LIABILITIES	137,315	0	209,454	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	25,656,117	100	34,332,427	100
34	MINORITY INTEREST	4,973,666	19	9,566,364	28
35	MAJORITY INTEREST	20,682,451	81	24,766,063	72
36	CONTRIBUTED CAPITAL	7,003,906	27	9,622,088	28
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,029,417	4	1,360,291	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,278,323	17	5,715,504	17
39	PREMIUM ON SALES OF SHARES	1,696,166	7	2,546,293	7
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	13,678,545	53	15,143,975	44
42	RETAINED EARNINGS AND CAPITAL RESERVE	45,030,329	176	44,221,334	129
43	REPURCHASE FUND OF SHARES	2,189,683	9	2,919,443	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(34,345,836)	(134)	(32,511,101)	(95)
45	NET INCOME FOR THE YEAR	804,369	3	514,299	1

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1**   YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	4,607,919	100	5,488,582	100
46	CASH	679,515	15	469,126	9
47	SHORT-TERM INVESTMENTS	3,928,404	85	5,019,456	91
18	DEFERRED ASSETS (NET)	4,573,681	100	13,515,521	100
48	AMORTIZED OR REDEEMED EXPENSES	3,177,204	69	2,765,868	20
49	GOODWILL	1,348,860	29	10,715,193	79
50	DEFERRED TAXES	47,453	1	34,460	0
51	OTHERS	164	0	0	0
21	CURRENT LIABILITIES	17,433,423	100	30,588,094	100
52	FOREING CURRENCY LIABILITIES	2,555,141	15	12,654,490	41
53	MEXICAN PESOS LIABILITIES	14,878,282	85	17,933,604	59
24	STOCK MARKET LOANS	3,359,357	100	8,407,417	100
54	COMMERCIAL PAPER	3,359,357	100	5,898,937	70
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	2,508,480	30
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	OTHER CURRENT LIABILITIES	3,611,719	100	9,908,329	100
57	OTHER CURRENT LIABILITIES WITH COST	201,021	6	715,918	7
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,410,698	94	9,192,411	93
27	LONG-TERM LIABILITIES	12,176,710	100	13,347,581	100
59	FOREING CURRENCY LIABILITIES	5,714,190	47	11,915,407	89
60	MEXICAN PESOS LIABILITIES	6,462,520	53	1,432,174	11
29	STOCK MARKET LOANS	0	100	0	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	OTHER LOANS	18,256	100	4,930,672	100
63	OTHER LOANS WITH COST	18,256	100	4,930,672	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	DEFERRED LOANS	8,939,100	100	8,961,830	100
65	NEGATIVE GOODWILL	65,694	1	384,918	4
66	DEFERRED TAXES	8,873,152	99	8,467,534	94
67	OTHERS	254	0	109,378	1
32	OTHER LIABILITIES	137,315	100	209,454	100
68	RESERVES	124,979	91	197,899	94
69	OTHERS LIABILITIES	12,336	9	11,555	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(34,345,836)	100	(32,511,101)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	216,038	1	216,038	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(34,561,874)	(101)	(32,727,139)	(101)

STOCK EXCHANGE CODE: **GCARSO**   QUARTER:1   YEAR:2002
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	6,101,245	3,468,769
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	930	1,322
75	EMPLOYERS (*)	41,857	61,340
76	WORKERS (*)	22,383	25,752
77	CIRCULATION SHARES (*)	890,250,000	890,250,000
78	REPURCHASED SHARES (*)	24,750,000	24,750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** **GRUPO CARSO, S.A. DE C.V.**

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**11,588,214**	**100**	**12,706,069**	**100**
2	COST OF SALES	8,170,507	71	8,976,522	71
3	**GROSS INCOME**	**3,417,707**	**29**	**3,729,547**	**29**
4	OPERATING	1,838,159	16	1,825,706	14
5	**OPERATING INCOME**	**1,579,548**	**14**	**1,903,841**	**15**
6	TOTAL FINANCING COST	280,067	2	762,174	6
7	**INCOME AFTER FINANCING COST**	**1,299,481**	**11**	**1,141,667**	**9**
8	OTHER FINANCIAL OPERATIONS	(231,592)	(2)	(164,731)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,531,073**	**13**	**1,306,398**	**10**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	607,965	5	696,129	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**923,108**	**8**	**610,269**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	101,760	1	120,116	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,024,868**	**9**	**730,385**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	187,829	1
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,024,868**	**9**	**542,556**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,024,868**	**9**	**542,556**	**4**
19	NET INCOME OF MINORITY INTEREST	220,499	2	28,257	0
20	**NET INCOME OF MAJORITY INTEREST**	**804,369**	**7**	**514,299**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1**   YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	NET SALES	11,588,214	100	12,706,069	100
21	DOMESTIC	10,516,427	91	11,164,486	88
22	FOREIGN	1,071,787	9	1,541,583	12
23	TRANSLATED INTO DOLLARS (***)	117,670	1	152,266	1
6	TOTAL FINANCING COST	280,067	100	762,174	100
24	INTEREST PAID	613,140	219	1,058,532	139
25	EXCHANGE LOSSES	207,748	74	432,296	57
26	INTEREST EARNED	70,097	25	144,629	19
27	EXCHANGE PROFITS	189,465	68	395,358	52
28	GAIN DUE TO MONETARY POSITION	(281,259)	(100)	(188,667)	(25)
8	OTHER FINANCIAL OPERATIONS	(231,592)	100	(164,731)	100
29	OTHER NET EXPENSES (INCOME) NET	(10,823)	(5)	(81,109)	(49)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(220,769)	(95)	(83,622)	(51)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	607,965	100	696,129	100
32	INCOME TAX	812,011	134	710,250	102
33	DEFERED INCOME TAX	(350,632)	(58)	(121,291)	(17)
34	WORKERS' PROFIT SHARING	192,681	32	214,142	31
35	DEFERED WORKERS' PROFIT SHARING	(46,095)	(8)	(106,972)	(15)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**   QUARTER: 1   YEAR **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	11,588,215	12,706,070
37	NET INCOME OF THE YEAR	1,100,001	1,144,219
38	NET SALES (**)	50,895,675	52,265,666
39	OPERATION INCOME (**)	7,722,529	7,881,318
40	NET INCOME OF MAYORITY INTEREST(**)	2,804,947	2,307,289
41	NET CONSOLIDATED INCOME (**)	3,644,441	2,569,999

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	1,024,868	542,556
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(13,984)	486,290
3	CASH FLOW FROM NET INCOME OF THE YEAR	1,010,884	1,028,846
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(254,708)	(421,799)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	756,176	607,047
6	CASH FLOW FROM EXTERNAL FINANCING	623,431	988,094
7	CASH FLOW FROM INTERNAL FINANCING	(102,102)	(309,255)
8	CASH FLOW GENERATED (USED) BY FINANCING	521,329	678,839
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(483,222)	(926,126)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	794,283	359,760
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	3,813,636	5,128,822
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	4,607,919	5,488,582

STOCK EXCHANGE CODE: **GCARSO**   QUARTER: 1   YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(13,984)	486,290
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	459,956	487,889
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(473,940)	(1,599)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(254,708)	(421,799)
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(185,066)	646,004
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	859,218	(47,947)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	422,079	1,065,774
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,236,817)	(1,537,484)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(114,122)	(548,146)
6	CASH FLOW FROM EXTERNAL FINANCING	623,431	988,094
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	117,415	1,564,144
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	785,593	(821,734)
25	+ DIVIDEND RECEIVED	565,452	482,259
26	+ OTHER FINANCING	(845,029)	(236,575)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(102,102)	(309,255)
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	(5,191)
31	(-) DIVIDENS PAID	(102,102)	(224,928)
32	+ PREMIUM ON SALE OF SHARES	0	(79,136)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(483,222)	(926,126)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(237,596)	(40,460)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(165,774)	(490,532)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(18,041)	(204,889)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	40,405	73,321
39	+ (-) OTHER ITEMS	(102,216)	(263,566)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**   QUARTER:**1**   YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	8.84	%	4.27	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.56	%	9.32	%
3	NET INCOME TO TOTAL ASSETS (**)	5.66	%	2.94	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	27.44	%	34.77	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.79	times	0.60	times
7	NET SALES TO FIXED ASSETS (**)	1.52	times	1.51	times
8	INVENTORIES ROTATION (**)	3.88	times	3.64	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	55	days	49	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.93	%	14.14	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.13	%	60.74	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.51	times	1.55	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	21.38	%	46.26	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.31	%	38.69	%
15	OPERATING INCOME TO INTEREST PAID	2.58	times	1.80	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.32	times	0.98	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.35	times	1.11	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.82	times	0.78	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.61	times	0.64	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	26.43	%	17.94	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.72	%	8.10	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.20)	%	(3.32)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.23	times	0.57	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	119.58	%	145.56	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(19.58)	%	(45.56)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	34.31	%	52.97	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.15	$	2.57
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	4.15	$	3.56
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	(0.06)	$	(0.69)
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	23.23	$	27.82
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		1.56 times		0.84 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		11.49 times		9.12 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1**   YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	890,250,000			890,250,000	1,029,417	
TOTAL			890,250,000	0	0	890,250,000	1,029,417	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
890,250,000
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A1	24,750,000	29.56000	30.20000

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1**   YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** OF JANUARY TO **31** OF **MARCH** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN BOTAS HERNANDEZ
APODERADO

C.P. JOSE LUIS OCAÑA CASTRO

M E X I C O, D.F., AT APRIL 26 OF 2002

STOCK EXCHANGE CODE: **GCARSO**   Quarter: **1**   Year: **2002**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	TOTAL ASSETS	24,420,714	100	27,977,490	100
2	CURRENT ASSETS	1,463,743	6	2,483,743	9
3	CASH AND SHORT-TERM INVESTMENTS	916,421	4	2,432,628	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	545,962	2	23,718	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	1,360	0	27,397	0
8	LONG-TERM	22,576,711	92	25,217,827	90
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	22,456,225	92	25,217,827	90
11	OTHER INVESTMENTS	120,486	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	1,405	0	1,700	0
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,966	0	3,327	0
16	ACCUMULATED DEPRECIATION	1,561	0	1,627	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	DEFERRED ASSETS (NET)	378,750	2	107,902	0
19	OTHER ASSETS	105	0	166,318	1
20	TOTAL LIABILITIES	3,738,263	100	3,211,427	100
21	CURRENT LIABILITIES	2,259,578	60	1,604,018	50
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	493,000	13	0	0
24	STOCK MARKET LOANS	1,491,218	40	1,567,800	49
25	TAXES TO BE PAID	2,340	0	9,091	0
26	OTHER CURRENT LIABILITIES	273,020	7	27,127	1
27	LONG-TERM LIABILITIES	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	1,478,685	40	1,607,409	50
32	OTHER LIABILITIES	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	20,682,451	100	24,766,063	100
36	CONTRIBUTED CAPITAL	7,003,906	34	9,622,088	39
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,029,417	5	1,360,291	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,278,323	21	5,715,504	23
39	PREMIUM ON SALES OF SHARES	1,696,166	8	2,546,293	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	13,678,545	66	15,143,975	61
42	RETAINED EARNINGS AND CAPITAL RESERVE	45,030,329	218	44,221,334	179
43	REPURCHASE FUND OF SHARES	2,189,683	11	2,919,443	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(34,345,836)	(166)	(32,511,101)	(131)
45	NET INCOME FOR THE YEAR	804,369	4	514,299	2

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 1 YEAR:2002
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos) **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	916,421	100	2,432,628	100
46	CASH	129	0	1,178	0
47	SHORT-TERM INVESTMENTS	916,292	100	2,431,450	100
18	**DEFERRED ASSETS (NET)**	378,750	100	107,902	100
48	AMORTIZED OR REDEEMED EXPENSES	378,750	100	1,874	2
49	GOODWILL	0	0	106,028	98
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	2,259,578	100	1,604,018	100
52	FOREING CURRENCY LIABILITIES	0	0	0	0
53	MEXICAN PESOS LIABILITIES	2,259,578	100	1,604,018	100
24	**STOCK MARKET LOANS**	1,491,218	100	1,567,800	100
54	COMMERCIAL PAPER	1,491,218	100	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	1,567,800	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	273,020	100	27,127	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	273,020	100	27,127	100
27	**LONG-TERM LIABILITIES**	0	100	0	100
59	FOREING CURRENCY LIABILITIES		0		0
60	MEXICAN PESOS LIABILITIES		0		0
29	**STOCK MARKET LOANS**	0	100	0	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	0	100	0	100
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	1,478,685	100	1,607,409	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,478,685	100	1,607,409	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	0	100	0	100
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	(34,345,836)	100	(32,511,101)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	216,038	1	216,038	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(34,561,874)	(101)	(32,727,139)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER:1   YEAR:2002

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(795,835)	879,725
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	890,250,000	890,250,000
78	REPURCHASED SHARES (*)	24,750,000	24,750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	58,766	100	62,013	100
2	COST OF SALES	0	0	0	0
3	GROSS INCOME	58,766	100	62,013	100
4	OPERATING	0	0	0	0
5	OPERATING INCOME	58,766	100	62,013	100
6	TOTAL FINANCING COST	147,004	250	129,729	209
7	INCOME AFTER FINANCING COST	(88,238)	(150)	(67,716)	(109)
8	OTHER FINANCIAL OPERATIONS	12,946	22	23,867	38
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	(101,184)	(172)	(91,583)	(148)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(19,634)	(33)	(24,598)	(40)
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	(81,550)	(139)	(66,985)	(108)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	885,919	1,508	581,284	937
13	CONSOLIDATED NET INCOME OF CONTINUOUS	804,369	1,369	514,299	829
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	804,369	1,369	514,299	829
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	804,369	1,369	514,299	829

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1**   YEAR: **2002**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**58,766**	**100**	**62,013**	**100**
21	DOMESTIC	58,766	100	62,013	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**147,004**	**100**	**129,729**	**100**
24	INTEREST PAID	171,526	117	81,440	63
25	EXCHANGE LOSSES	30,682	21	168,793	130
26	INTEREST EARNED	28,586	19	19,379	15
27	EXCHANGE PROFITS	1,314	1	108,492	84
28	GAIN DUE TO MONETARY POSITION	(25,304)	(17)	7,367	6
8	**OTHER FINANCIAL OPERATIONS**	**12,946**	**100**	**23,867**	**100**
29	OTHER NET EXPENSES (INCOME) NET	26,530	205	38,494	161
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(13,584)	(105)	(14,627)	(61)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(19,634)**	**100**	**(24,598)**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	(19,634)	(100)	(24,598)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: 1   YEAR 2002

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	58,767	62,014
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	239,503	250,847
39	OPERATION INCOME (**)	239,503	250,847
41	NET CONSOLIDATED INCOME (**)	2,804,947	2,307,289

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	804,369	514,299
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(848,390)	(576,783)
3	CASH FLOW FROM NET INCOME OF THE YEAR	(44,021)	(62,484)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	416,819	647,308
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	372,798	584,824
6	CASH FLOW FROM EXTERNAL FINANCING	(151,523)	512,536
7	CASH FLOW FROM INTERNAL FINANCING	0	(84,327)
8	CASH FLOW GENERATED (USED) BY FINANCING	(151,523)	428,209
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(287,085)	(50,604)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(65,810)	962,429
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	982,231	1,470,199
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	916,421	2,432,628

STOCK EXCHANGE CODE: **GCARSO**   QUARTER: **1**   YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(848,390)	(576,783)
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	166	183
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(848,556)	(576,966)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	416,819	647,308
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	263,432	795,309
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	153,387	(148,001)
6	CASH FLOW FROM EXTERNAL FINANCING	(151,523)	512,536
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(741,782)	(132,189)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	590,259	689,078
26	+ OTHER FINANCING	0	(44,353)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	0	(84,327)
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS		(5,191)
31	(-) DIVIDENS PAID		0
32	+ PREMIUM ON SALE OF SHARES		(79,136)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(287,085)	(50,604)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(287,085)	(50,469)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	(135)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1,368.77	%	829.34	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.56	%	9.32	%
3	NET INCOME TO TOTAL ASSETS (**)	11.49	%	8.25	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	3.15	%	(1.43)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	170.46	times	147.56	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	24.43	%	20.03	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	15.31	%	11.48	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.18	times	0.13	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.34	times	0.76	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.06	times	0.08	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.65	times	1.55	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.65	times	1.55	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.39	times	0.77	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	40.56	%	151.66	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(74.91)	%	(100.76)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	709.29	%	1,043.83	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.17	times	7.18	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	119.69	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	(19.69)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.27	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**   QUARTER: 1   YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.15	$	2.57
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	3.15	$	2.57
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	23.23	$	27.82
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		1.56 times		0.84 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		11.49 times		9.12 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

GRUPO CARSO, S.A. DE C.V.

April 29th., 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference. Grupo Carso, S.A. de C.V.
File Number 82 - 3175

Enclosed, find the unaudited consolidated and non consolidated financial statements as of december 31, 2001 and 2000 for GRUPO CARSO, S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

STOCK EXCHANGE CODE: **GCARSO**   Quarter: **4**   Year: **2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION   **Final Printing**

REFs	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	TOTAL ASSETS	64,588,842	100	88,554,289	100
2	CURRENT ASSETS	23,480,330	36	34,740,479	39
3	CASH AND SHORT-TERM INVESTMENTS	3,766,926	6	4,589,314	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	7,921,320	12	8,205,851	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,883,702	3	1,716,157	2
6	INVENTORIES	9,708,572	15	10,567,631	12
7	OTHER CURRENT ASSETS	199,810	0	9,661,526	11
8	LONG-TERM	2,562,537	4	2,564,253	3
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	95,634	0	148,958	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,965,968	3	1,776,220	2
11	OTHER INVESTMENTS	500,935	1	639,075	1
12	PROPERTY, PLANT AND EQUIPMENT	33,577,516	52	36,520,895	41
13	PROPERTY	23,794,566	37	23,300,321	26
14	MACHINERY AND INDUSTRIAL	28,993,087	45	29,388,711	33
15	OTHER EQUIPMENT	4,226,511	7	6,712,550	8
16	ACCUMULATED DEPRECIATION	25,348,417	39	25,144,864	28
17	CONSTRUCTION IN PROGRESS	1,911,769	3	2,264,177	3
18	DEFERRED ASSETS (NET)	4,550,978	7	13,555,078	15
19	OTHER ASSETS	417,481	1	1,173,584	1
20	TOTAL LIABILITIES	39,916,827	100	54,539,609	100
21	CURRENT LIABILITIES	19,135,850	48	30,744,692	56
22	SUPPLIERS	4,404,903	11	4,642,983	9
23	BANK LOANS	6,445,437	16	9,975,558	18
24	STOCK MARKET LOANS	3,197,524	8	4,654,421	9
25	TAXES TO BE PAID	867,454	2	754,310	1
26	OTHER CURRENT LIABILITIES	4,220,532	11	10,717,420	20
27	LONG-TERM LIABILITIES	11,425,033	29	14,129,719	26
28	BANK LOANS	11,233,565	28	9,154,596	17
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	191,468	0	4,975,123	9
31	DEFERRED LOANS	9,354,022	23	9,648,835	18
32	OTHER LIABILITIES	1,922	0	16,363	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	24,672,015	100	34,014,680	100
34	MINORITY INTEREST	4,801,086	19	9,903,861	29
35	MAJORITY INTEREST	19,870,929	81	24,110,819	71
36	CONTRIBUTED CAPITAL	6,917,836	28	9,228,704	27
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,029,417	4	1,365,257	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,213,173	17	5,629,799	17
39	PREMIUM ON SALES OF SHARES	1,675,246	7	2,233,648	7
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	12,953,093	53	14,882,115	44
42	RETAINED EARNINGS AND CAPITAL RESERVE	41,994,718	170	40,970,485	120
43	REPURCHASE FUND OF SHARES	2,162,805	9	2,962,157	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(33,688,504)	(137)	(31,761,374)	(93)
45	NET INCOME FOR THE YEAR	2,484,074	10	2,710,847	8

STOCK EXCHANGE CODE: **GCARSO**   QUARTER: **4**   YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION   Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	3,766,926	100	4,589,314	100
46	CASH	528,861	14	569,046	12
47	SHORT-TERM INVESTMENTS	3,238,065	86	4,020,268	88
18	DEFERRED ASSETS (NET)	4,550,978	100	13,555,078	100
48	AMORTIZED OR REDEEMED EXPENSES	3,112,037	68	2,432,426	18
49	GOODWILL	1,432,892	31	1,791,581	13
50	DEFERRED TAXES	6,049	0	0	0
51	OTHERS	0	0	9,331,071	69
21	CURRENT LIABILITIES	19,135,850	100	30,744,692	100
52	FOREING CURRENCY LIABILITIES	4,757,296	25	13,284,308	43
53	MEXICAN PESOS LIABILITIES	14,378,554	75	17,460,384	57
24	STOCK MARKET LOANS	3,197,524	100	4,654,421	100
54	COMMERCIAL PAPER	3,197,524	100	2,148,821	46
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	2,505,600	54
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	OTHER CURRENT LIABILITIES	4,220,532	100	10,717,420	100
57	OTHER CURRENT LIABILITIES WITH COST	859,802	20	807,435	8
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,360,730	80	9,909,985	92
27	LONG-TERM LIABILITIES	11,425,033	100	14,129,719	100
59	FOREING CURRENCY LIABILITIES	6,294,450	55	12,699,642	90
60	MEXICAN PESOS LIABILITIES	5,130,583	45	1,430,077	10
29	STOCK MARKET LOANS	0	100	0	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	OTHER LOANS	191,468	100	4,975,123	100
63	OTHER LOANS WITH COST	191,468	100	4,975,123	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	DEFERRED LOANS	9,354,022	100	9,648,835	100
65	NEGATIVE GOODWILL	163,910	2	482,298	5
66	DEFERRED TAXES	9,190,112	98	8,996,921	93
67	OTHERS	0	0	169,616	2
32	OTHER LIABILITIES	1,922	100	16,363	100
68	RESERVES	1,922	100	654	4
69	OTHERS LIABILITIES	0	0	15,709	96
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(33,688,504)	100	(31,761,374)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	213,386	1	213,386	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(33,901,890)	(101)	(31,974,760)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER:4   YEAR:2001

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION   **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	4,344,480	3,995,787
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	943	1,386
75	EMPLOYERS (*)	43,939	64,234
76	WORKERS (*)	23,061	25,490
77	CIRCULATION SHARES (*)	890,250,000	893,500,000
78	REPURCHASED SHARES (*)	24,750,000	21,500,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GCARSO**   QUARTER: **4**   YEAR:**2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED   EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION   **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	51,376,462	100	51,950,088	100
2	COST OF SALES	35,975,277	70	36,580,076	70
3	GROSS INCOME	15,401,185	30	15,370,012	30
4	OPERATING	7,452,921	15	7,272,486	14
5	OPERATING INCOME	7,948,264	15	8,097,526	16
6	TOTAL FINANCING COST	2,201,397	4	1,941,891	4
7	INCOME AFTER FINANCING COST	5,746,867	11	6,155,635	12
8	OTHER FINANCIAL OPERATIONS	105,070	0	(66,052)	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	5,641,797	11	6,221,687	12
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,811,575	5	3,032,602	6
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	2,830,222	6	3,189,085	6
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	530,915	1	577,294	1
13	CONSOLIDATED NET INCOME OF CONTINUOUS	3,361,137	7	3,766,379	7
14	INCOME OF DISCONTINUOUS OPERATIONS	237,738	0	654,222	1
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	3,123,399	6	3,112,157	6
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	3,123,399	6	3,112,157	6
19	NET INCOME OF MINORITY INTEREST	639,325	1	401,310	1
20	NET INCOME OF MAJORITY INTEREST	2,484,074	5	2,710,847	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4**   YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION   **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**51,376,462**	**100**	**51,950,088**	**100**
21	DOMESTIC	46,124,434	90	45,425,902	87
22	FOREIGN	5,252,028	10	6,524,186	13
23	TRANSLATED INTO DOLLARS (***)	551,907	1	636,020	1
6	**TOTAL FINANCING COST**	**2,201,397**	**100**	**1,941,891**	**100**
24	INTEREST PAID	3,283,302	149	4,295,509	221
25	EXCHANGE LOSSES	2,669,695	121	2,348,184	121
26	INTEREST EARNED	378,004	17	522,682	27
27	EXCHANGE PROFITS	2,517,839	114	2,334,532	120
28	GAIN DUE TO MONETARY POSITION	(855,757)	(39)	(1,844,588)	(95)
8	**OTHER FINANCIAL OPERATIONS**	**105,070**	**100**	**(66,052)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	151,140	144	296,644	449
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(46,070)	(44)	(362,696)	(549)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,811,575**	**100**	**3,032,602**	**100**
32	INCOME TAX	1,682,089	60	1,613,421	53
33	DEFERED INCOME TAX	647,033	23	940,261	31
34	WORKERS' PROFIT SHARING	547,819	19	336,581	11
35	DEFERED WORKERS' PROFIT SHARING	(65,366)	(2)	142,339	5

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: 4   YEAR 2001

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	51,376,463	51,950,089
37	NET INCOME OF THE YEAR	2,027,687	2,876,295
38	NET SALES (**)	51,376,462	51,950,088
39	OPERATION INCOME (**)	7,948,264	8,097,526
40	NET INCOME OF MAYORITY INTEREST(**)	2,484,074	2,710,847
41	NET CONSOLIDATED INCOME (**)	3,123,399	3,112,157

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION   **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	3,123,399	3,112,157
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,071,888	4,132,697
3	CASH FLOW FROM NET INCOME OF THE YEAR	4,195,287	7,244,854
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(800,789)	(5,672,187)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	3,394,498	1,572,667
6	CASH FLOW FROM EXTERNAL FINANCING	(1,986,703)	2,365,402
7	CASH FLOW FROM INTERNAL FINANCING	(436,184)	(453,930)
8	CASH FLOW GENERATED (USED) BY FINANCING	(2,422,887)	1,911,472
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(1,793,999)	(6,131,025)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(822,388)	(2,646,886)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	4,589,314	7,236,200
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	3,766,926	4,589,314

STOCK EXCHANGE CODE:**GCARSO**   QUARTER: **4**   YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION   Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,071,888	4,132,697
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,858,678	1,980,253
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(786,790)	2,152,444
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(800,789)	(5,672,187)
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	288,126	454,463
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	32,945	(836,193)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	480,509	(5,093,147)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(238,472)	(1,470,699)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,363,897)	1,273,389
6	CASH FLOW FROM EXTERNAL FINANCING	(1,986,703)	2,365,402
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(4,981,295)	(334,180)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	2,062,282	(222,067)
25	+ DIVIDEND RECEIVED	932,310	444,714
26	+ OTHER FINANCING	0	2,476,935
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(436,184)	(453,930)
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(4,966)	(10,369)
31	(-) DIVIDENS PAID	(352,686)	(324,022)
32	+ PREMIUM ON SALE OF SHARES	(78,532)	(119,539)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(1,793,999)	(6,131,025)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(535,884)	(4,085,892)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,320,250)	(2,760,198)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	108,235	(114,603)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	245,474	911,300
39	+ (-) OTHER ITEMS	708,426	(81,632)

STOCK EXCHANGE CODE:**GCARSO**   QUARTER:**4**   YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION   **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.08	%	5.99	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.50	%	11.24	%
3	NET INCOME TO TOTAL ASSETS (**)	4.84	%	3.51	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	27.40	%	59.27	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.80	times	0.59	times
7	NET SALES TO FIXED ASSETS (**)	1.53	times	1.42	times
8	INVENTORIES ROTATION (**)	3.71	times	3.46	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	48	days	49	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.97	%	14.53	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	61.80	%	61.59	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.62	times	1.60	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	27.69	%	47.64	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	34.03	%	38.69	%
15	OPERATING INCOME TO INTEREST PAID	2.42	times	1.89	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.29	times	0.95	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.23	times	1.13	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.72	times	0.79	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.59	times	0.64	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	19.69	%	14.93	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.17	%	13.95	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.56)	%	(10.92)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.03	times	0.37	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	82.00	%	123.75	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	18.00	%	(23.75)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	129.33	%	45.02	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE:**GCARSO**   QUARTER: **4**   YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION   **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.79		$ 3.02	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 3.77		$ 4.19	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.27)		$ 0.73	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 22.32		$ 26.98	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.37	times	0.92	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.95	times	8.23	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE:**GCARSO**   QUARTER: **4**   YEAR:**2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
JUDGED INFORMATION   Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	890,250,000			890,250,000	1,029,417	
TOTAL			890,250,000	0	0	890,250,000	1,029,417	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
        890,250,000
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A1	24,750,000	29.56000	30.53000

STOCK EXCHANGE CODE:**GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4**   YEAR:**2001**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM   **1**   **OF JANUARY**   TO **31**   OF   **DECEMBER**   OF **2001**   AND   **2000**   IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN BOTAS HERNANDEZ
APODERADO

C.P. JOSE LUIS OCAÑA CASTRO

M E X I C O, D.F., AT APRIL 29 OF 2002

STOCK EXCHANGE CODE: **GCARSO**   Quarter: **4**   Year: **2001**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION   **Final Printing**

REF s	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	TOTAL ASSETS	24,182,230	100	27,629,191	100
2	CURRENT ASSETS	1,744,187	7	2,053,300	7
3	CASH AND SHORT-TERM INVESTMENTS	970,201	4	1,452,246	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	772,808	3	72,904	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	1,178	0	528,150	2
8	LONG-TERM	22,018,362	91	25,038,632	91
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	22,018,362	91	25,038,632	91
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	1,483	0	1,666	0
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,035	0	3,153	0
16	ACCUMULATED DEPRECIATION	1,552	0	1,487	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	DEFERRED ASSETS (NET)	417,726	2	134,244	0
19	OTHER ASSETS	472	0	401,349	1
20	TOTAL LIABILITIES	4,311,301	100	3,518,372	100
21	CURRENT LIABILITIES	2,813,091	65	1,905,012	54
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	1,196,000	28	113,230	3
24	STOCK MARKET LOANS	1,496,612	35	1,566,000	45
25	TAXES TO BE PAID	2,195	0	130,982	4
26	OTHER CURRENT LIABILITIES	118,284	3	94,800	3
27	LONG-TERM LIABILITIES	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	1,498,210	35	1,613,360	46
32	OTHER LIABILITIES	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	19,870,929	100	24,110,819	100
36	CONTRIBUTED CAPITAL	6,917,836	35	9,228,704	38
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,029,417	5	1,365,257	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,213,173	21	5,629,799	23
39	PREMIUM ON SALES OF SHARES	1,675,246	8	2,233,648	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	12,953,093	65	14,882,115	62
42	RETAINED EARNINGS AND CAPITAL RESERVE	41,994,718	211	40,970,485	170
43	REPURCHASE FUND OF SHARES	2,162,805	11	2,962,157	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(33,688,504)	(170)	(31,761,374)	(132)
45	NET INCOME FOR THE YEAR	2,484,074	13	2,710,847	11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**   QUARTER: **4**   YEAR:**2001**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION   **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	970,201	100	1,452,246	100
46	CASH	118	0	342	0
47	SHORT-TERM INVESTMENTS	970,083	100	1,451,904	100
18	DEFERRED ASSETS (NET)	417,726	100	134,244	100
48	AMORTIZED OR REDEEMED EXPENSES	398,685	95	937	1
49	GOODWILL	19,041	5	133,307	99
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	2,813,091	100	1,905,012	100
52	FOREING CURRENCY LIABILITIES	0	0	102,490	5
53	MEXICAN PESOS LIABILITIES	2,813,091	100	1,802,522	95
24	STOCK MARKET LOANS	1,496,612	100	1,566,000	100
54	COMMERCIAL PAPER	1,496,612	100	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	1,566,000	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	OTHER CURRENT LIABILITIES	118,284	100	94,800	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	43,812	46
58	OTHER CURRENT LIABILITIES WITHOUT COST	118,284	100	50,988	54
27	LONG-TERM LIABILITIES	0	100	0	100
59	FOREING CURRENCY LIABILITIES	0	0		0
60	MEXICAN PESOS LIABILITIES	0	0		0
29	STOCK MARKET LOANS	0	100	0	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	DEFERRED LOANS	1,498,210	100	1,613,360	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,498,210	100	1,613,360	100
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	0	100	0	100
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(33,688,504)	100	(31,761,374)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	213,386	1	213,386	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(33,901,890)	(101)	(31,974,760)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER:**4**   YEAR:**2001**

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(1,068,904)	148,288
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	890,250,000	893,500,000
78	REPURCHASED SHARES (*)	24,750,000	21,500,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4**   YEAR:**2001**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION   **Final Printing**

REF / R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	239,777	100	254,185	100
2	COST OF SALES	0	0	0	0
3	GROSS INCOME	239,777	100	254,185	100
4	OPERATING	0	0	0	0
5	OPERATING INCOME	239,777	100	254,185	100
6	TOTAL FINANCING COST	570,768	238	299,890	118
7	INCOME AFTER FINANCING COST	(330,991)	(138)	(45,705)	(18)
8	OTHER FINANCIAL OPERATIONS	218,020	91	220,405	87
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	(549,011)	(229)	(266,110)	(105)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(286,365)	(119)	(111,186)	(44)
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	(262,646)	(110)	(154,924)	(61)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	2,746,720	1,146	2,865,771	1,127
13	CONSOLIDATED NET INCOME OF CONTINUOUS	2,484,074	1,036	2,710,847	1,066
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,484,074	1,036	2,710,847	1,066
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	2,484,074	1,036	2,710,847	1,066

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4**   YEAR: **2001**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION   **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	NET SALES	239,777	100	254,185	100
21	DOMESTIC	239,777	100	254,185	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	TOTAL FINANCING COST	570,768	100	299,890	100
24	INTEREST PAID	389,790	68	321,659	107
25	EXCHANGE LOSSES	475,724	83	191,140	64
26	INTEREST EARNED	55,366	10	69,184	23
27	EXCHANGE PROFITS	279,590	49	206,365	69
28	GAIN DUE TO MONETARY POSITION	40,210	7	62,640	21
8	OTHER FINANCIAL OPERATIONS	218,020	100	220,405	100
29	OTHER NET EXPENSES (INCOME) NET	218,024	100	726,434	330
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(4)	0	(506,029)	(230)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(286,365)	100	(111,186)	100
32	INCOME TAX	0	0	2,057	2
33	DEFERED INCOME TAX	(286,365)	(100)	(113,243)	(102)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: 4 YEAR 2001

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	239,778	254,186
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	239,777	254,185
39	OPERATION INCOME (**)	239,777	254,185
41	NET CONSOLIDATED INCOME (**)	2,484,074	2,710,847

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4**   YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION   **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	2,484,074	2,710,847
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(2,912,907)	(2,797,105)
3	CASH FLOW FROM NET INCOME OF THE YEAR	(428,833)	(86,258)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(60,029)	(125,346)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	(488,862)	(211,604)
6	CASH FLOW FROM EXTERNAL FINANCING	2,569,828	669,563
7	CASH FLOW FROM INTERNAL FINANCING	(83,498)	(129,908)
8	CASH FLOW GENERATED (USED) BY FINANCING	2,486,330	539,655
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(2,479,513)	(436,222)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(482,045)	(108,171)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,452,246	1,560,417
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	970,201	1,452,246

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4**   YEAR: **2001**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(2,912,907)	(2,797,105)
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	698	591
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(2,913,605)	(2,797,696)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(60,029)	(125,346)
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(169,753)	(151,056)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	109,724	25,710
6	CASH FLOW FROM EXTERNAL FINANCING	2,569,828	669,563
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,013,382	1,669,333
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	(1,706,314)
25	+ DIVIDEND RECEIVED	1,600,257	662,733
26	+ OTHER FINANCING	(43,811)	43,811
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(83,498)	(129,908)
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(4,966)	(10,369)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(78,532)	(119,539)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(2,479,513)	(436,222)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,090,512)	(435,460)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(327)	(762)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(1,388,674)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

RATIOS
NON CONSOLIDATED

JUDGED INFORMATION   **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1,035.99	%	1,066.49	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.50	%	11.24	%
3	NET INCOME TO TOTAL ASSETS (**)	10.27	%	9.81	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(1.62)	%	(2.31)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	161.68	times	152.57	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.48	%	18.21	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	17.83	%	12.73	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.22	times	0.15	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	2.91	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.62	times	0.79	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.06	times	0.07	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.62	times	1.08	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.62	times	1.08	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.40	times	0.58	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	34.49	%	76.23	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(178.85)	%	(33.94)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(25.04)	%	(49.31)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.25)	times	(0.66)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	103.36	%	124.07	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(3.36)	%	(24.07)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.01	%	0.17	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GCARSO** QUARTER: **4** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.79	$ 3.02
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.79	$ 3.02
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 22.32	$ 26.98
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.37 times	0.92 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.95 times	8.23 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.